CARDERO RESOURCE CORP.
Suite 2300 – 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3
Tel: (604) 408-7488 Toll Free: 1-888-770-7488 Fax: (604) 408-7499
Website: www.cardero.com TSX: CDU NYSE-A: CDY

NR11-12	September 12, 2011

Cardero Options Organullo Gold Project,
Northwest Argentina, to Artha Resources
Corporation

Vancouver, British Columbia…Cardero Resources Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE: CDY) is pleased to announce that the Company has optioned its Organullo Gold project to Artha Resources Corporation (“Artha”), whereby Artha can earn an undivided fifty-five (55%) percent working interest in the Organullo Project, and thereafter form a Joint Venture with Cardero Argentina S.A., a wholly owned subsidiary of Cardero.

Joint venturing of the Organullo Project is part of Cardero’s strategy to option-out all non-core assets, allowing the Company to focus on development of its coal and iron ore projects. This includes the Carbon Creek deposit in north-eastern British Columbia controlled by Cardero, where the 2011 summer field season and collection of feasibility-level engineering and environmental data is in progress.

Details of Agreement with Artha

The Option Agreement with Artha has the following terms and is subject to TSX Venture Exchange (the “Exchange”) acceptance on behalf of Artha. Artha has the option (the “Option”) to earn an undivided 55% right, title and working interest in and to the Organullo property by incurring an aggregate of USD 1,500,000 in exploration expenditures over four years (USD 250,000 by September 9, 2012) and by issuing an aggregate of 350,000 common shares in the capital of Artha, also over three (3) years (50,000 shares within 15 days of Exchange acceptance). Upon Artha having earned its initial 55% interest, Cardero has a right to maintain its 45% interest through pro rata funding of exploration work going forward. Alternatively, Cardero may choose to be diluted down to a minimum of 10%, at which point its interest will be converted to a 2% NSR royalty.

The Organullo Gold Project

The Organullo project is an relatively advanced epithermal gold-silver project located in northern Salta Province, north-west Argentina, with excellent potential for both high sulphidation type epithermal high grade gold and silver as well as bulk tonnage lower grade gold and silver mineralization. The Organullo project includes several drill-ready targets, with a focus on delineating both large bulk tonnage potential as well as higher grade zones in dilatant structures. The property delivers an advanced project into Artha’s highly prospective portfolio in the under explored NW of Argentina, which includes the Pirquitas project, also held under option from Cardero. Artha has advised that it plans to commence drilling on the project in late 2011.

Qualified Person and Quality Control/Quality Assurance

EurGeol Keith J. Henderson PGeo, Cardero’s VP Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release and has reviewed and approved the disclosure herein. Mr. Henderson is not independent of the Company, as he is an officer and shareholder.

Cardero Resource Corp.	2	September 12, 2011
NR11-12 – Continued

About Cardero Resource Corp.

In recent years, Cardero’s focus has increasingly been on iron ore and iron-making technologies. The sale of Cardero’s wholly-owned Pampa de Pongo iron deposit in early 2010 for USD100 million cash represented an early success in the iron market. More recently, in keeping with bulk-commodity focus, Cardero has acquired, through the acquisition of Coalhunter Mining Corporation, a 75% interest in the Carbon Creek Metallurgical Coal Deposit in north-eastern British Columbia. Cardero continues to hold iron ore resources at the Iron Sands Project in Peru and iron-titanium interests in Minnesota, USA. The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)
Hendrik van Alphen, Chief Executive Officer

Contact Information:	Nancy Curry Manager – Corporate Communications & Investor Relations
Email: info@cardero.com
Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements. In addition, information with respect to the proposed activities of Artha on the Organullo property has been provided by Artha (the optionee and operator of the Organullo joint venture) and, as such activities are not within the control of the Company, the Company takes no responsibility for the accuracy of such statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company or any of its optionees or joint venture partners are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company or its joint venture partners may produce or plan to produce, the inability of the Company or any of its joint venture partners to obtain any necessary permits, consents or authorizations required for its or their activities, the inability of the Company or any of its joint venture partners to produce minerals from their properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s 2011 Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.